FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month August 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On August 26, 2014, the registrant announces Participation in the Brean Capital 2014 Global Technology Conference on September 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 26, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Participate in the Brean Capital 2014
Global Technology Conference on September 3

MIGDAL HAEMEK, Israel – August 26, 2014– TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its Chief Executive Officer, Mr. Russell Ellwanger, will participate in the Brean Capital 2014 Global Technology Conference. The conference is being held on September 3, 2014 at the Millennium Broadway Hotel in New York, New York.

The Company will host one-on-one meetings with institutional investors throughout the day during the conference. Investors that wish to meet with Mr. Ellwanger should either contact the conference organizers or TowerJazz’ investor relations.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD & 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Contact

Tower Semiconductor	GK Investor & Public Relations
Noit Levi, +972 4 604 7066	Kenny Green/Gavriel Frohwein, +1 646 688 3559
Noit.levi@towerjazz.com	towerjazz@gkir.com